Exhibit 99.1

Operating and Financial Review and Prospects

Three and Nine Months Ended September 30, 2025 and 2026

You should read the following discussion and analysis of our financial condition and results of operations for the three and nine months ended September 30, 2025 and 2026 in conjunction with our unaudited condensed consolidated financial statements and related notes appearing elsewhere in this Report on Form 6-K, as well as our audited consolidated financial statements and the “Operating and Financial Review and Prospects” section of our 2025 Annual Report on Form 20-F, filed with the Securities and Exchange Commission on April 30, 2026. In addition to historical information, this discussion contains forward-looking statements based on our current expectations that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth in the “Risk Factors” and “Forward-Looking Statements” sections of our 2025 Annual Report. The historical results described below relate to the results of our continuing operations.

Overview

Nebius, a global AI cloud platform, the core business of Nebius Group N.V., the parent company (the “Company”), together with its consolidated subsidiaries (collectively “Nebius Group” or the “Group”), delivers a unified full-stack AI cloud that spans the complete AI journey – from compute capacity to software and services – that enables fast and efficient training and inference at scale. Founded around deep in-house technological expertise, Nebius offers a comprehensive and integrated suite of artificial intelligence and machine learning cloud solutions, including both hardware and software built in-house. This combination of AI-optimized hardware and software enables us to deliver high-performance GPU compute clusters, storage, managed services, and advanced tools for AI model training and inference at enterprise-scale.

Nebius offers one of the few global, at scale, multi-tenant clouds purpose-built for AI, with a significant presence in Europe, the U.S., and other geographies around the world.

In addition, Nebius Group includes two distinct businesses that operate under separate brands: Avride, a developer of autonomous vehicles and delivery robots; and TripleTen, an edtech platform focused on reskilling people for careers in tech.

Nebius Group also owns significant equity stakes in ClickHouse and Toloka, both of which were previously spun out of the Group.

Nebius Group is headquartered in Amsterdam, and its Class A ordinary shares are listed on the Nasdaq Global Select Market.

A detailed description of our business and key trends impacting our results of operations is contained in the “Operating and Financial Review and Prospects” section of our 2025 Annual Report.

Operating Segments

Our primary business, Nebius AI cloud, delivers a unified full-stack AI cloud platform that spans the complete AI journey – from compute capacity to software and services that enable fast and efficient AI application deployment and inference at scale.

In addition to our Nebius AI cloud business, Nebius Group also holds two distinct businesses that operate under separate brands:

●	Avride – a developer of autonomous driving technology for self-driving vehicles and delivery robotics.
●	TripleTen – an edtech platform focused on re-skilling individuals for careers in technology.

Components of Results of Operations

Revenue

Our Nebius AI cloud business generates revenue by providing our customers with a comprehensive and integrated AI cloud platform, underpinned by high-performance GPU compute capacity, storage, and networking resources, as well as value-add software solutions. The Nebius AI cloud business is designed to support the entire AI lifecycle - from building and deploying AI models, to managing large-scale AI applications and producing inference tokens. Revenue from the cloud platform is recognized as services are provided in accordance with customer contract due dates and the applicable contract model. We offer both on-demand “pay-as-you-go” pricing and fixed “reserved capacity” contracts. The Nebius AI cloud business also generates revenue from strategic partnerships, including pursuant to our asset-light model, in which we can earn revenues from a number of go-to-market and infrastructure development activities including working across the supply chain with a view to expanding capacity and meeting future demand. Revenues from these partnerships can be non-recurring and vary from period to period; the timing of such revenues cannot be predicted.

TripleTen generates revenue from educational services to individual customers (students) through boot camps and project-based learning opportunities by providing online educational products.

Avride has made only a limited contribution to the total revenue to date.

Operating costs and expenses

We classify operating costs and expenses as follows: cost of revenues; product development; sales, general and administrative; and depreciation and amortization.

Cost of Revenues

Cost of revenues primarily consists of costs of operation and co-location of data center facilities, electricity, utility and maintenance costs in data centers, personnel costs, payment processing and students’ tuition fees and other related expenses. The Group’s owned Finland data center together with rented data center facilities and co-location agreements are significant components of the Group’s cost of revenues.

Product development

Product development expenses consist primarily of personnel costs, including share-based compensation expenses, incurred for the development of, enhancement to and maintenance of the Group’s technology platforms, from infrastructure to software. Product development expenses also include rent and utilities attributable to office spaces occupied by development staff.

Sales, general and administrative

Sales, general and administrative expenses include expenses for personnel engaged in sales and promotion of products to the market, or performing general or administrative functions, including share-based compensation expenses; rental of office space and related utilities in proportion to the number of employees performing these functions; training and hiring expenses; advertising and marketing expenses, including the costs of organizing promotions; legal and audit services; and other expenses related to the Group’s wider operating activities.

Depreciation and amortization

Depreciation and amortization expenses relate to the depreciation of property and equipment, mainly servers and networking equipment, data center related infrastructure equipment and office furniture, and the amortization of intangible assets.

Share-based compensation

In the consolidated statements of operations, share-based compensation expense is recorded in the same functional area as the expense for the recipient’s cash compensation. As a result, share-based compensation expense is allocated among the cost of revenues; product development expenses; and sales, general and administrative expenses.

Interest income

Interest income is mainly generated from short-term bank deposits and cash account balances as well as notes receivable.

Interest expense

Interest expense primarily consists of contractual interest and the amortization of debt discounts and issuance costs associated with our outstanding debt obligations. It also includes interest accretion related to significant financing components arising from differences between the timing of the transfer of goods or services to customers and the timing of customer payments. Interest expense is reflected net of capitalized interest.

Gain from revaluation of investments in equity securities

Gain from revaluation of investments in equity securities includes primarily the remeasurement of our investment in ClickHouse, following a third-party investment in that company.

Income / (loss) from equity method investments

Income / (loss) from equity method investments includes the results of Toloka, which was deconsolidated in the second quarter of 2025 and subsequently accounted for under the equity method, and minor stakes in venture capital funds.

Induced conversion expense

Induced conversion expense reflects the loss recognized on conversion of our convertible notes, including induced conversions in which the fair value of the consideration issued was in excess of the fair value of the securities issuable under the original conversion terms.

Other income, net

Other income, net consists of gains from investments in money market funds and foreign exchange gains and losses. The dynamics of foreign exchange gains and losses reflect changes in the U.S. dollar value (the Group’s reporting currency) of monetary assets and liabilities that are denominated in other currencies (primarily the euro), as well as changes in the functional currencies of foreign subsidiaries' monetary assets and liabilities that are denominated in currencies different from their respective local currencies.

Results of Operations

Comparative financial information appearing elsewhere in this report has been recast to reflect the results of Toloka within discontinued operations. The following table presents our historical consolidated results of continuing operations for the periods indicated:

	Three months ended September 30,		Nine months ended September 30,
	2025	2026	2025	2026

	(in millions of U.S. dollars)		(in millions of U.S. dollars)
Revenues	146.1	980.8	302.1	1,962.1
Operating costs and expenses:
Cost of revenues(1)	42.9	219.7	97.7	457.1
Product development(1)	44.9	118.6	124.2	377.0
Sales, general and administrative(1)	89.5	237.4	218.6	555.1
Depreciation and amortization	99.0	354.7	223.3	826.4
Total operating costs and expenses	276.3	930.4	663.8	2,215.6
Income / (loss) from operations	(130.2)	50.4	(361.7)	(253.5)
Interest income	6.2	30.2	18.3	68.5
Interest expense	(14.7)	(112.5)	(19.5)	(295.3)
Gain from revaluation of investment in equity securities	—	—	597.4	780.6
Income / (loss) from equity method investments	(7.5)	(2.8)	(13.7)	2.3
Induced conversion expense	—	(49.5)	—	(49.5)
Other income, net	26.3	21.5	59.2	122.9
Net income / (loss) before income taxes	(119.9)	(62.7)	280.0	376.0
Income tax (benefit) / expense	(0.3)	(25.2)	1.4	(17.3)
Net income / (loss) from continuing operations	(119.6)	(37.5)	278.6	393.3

(1) These balances exclude depreciation and amortization expenses, which are presented separately.

Net loss from continuing operations was $37.5 million in the third quarter of 2026, compared with a net loss of $119.6 million in the comparative period in 2025. The improvement in net loss was primarily due to income from operations of $50.4 million in the third quarter of 2026, compared with a loss from operations of $130.2 million in the comparative period, reflecting the continuing expansion of our Nebius AI cloud business and improved margins. This was partially offset by an increase in interest expense from $14.7 million to $112.5 million, and $49.5 million in induced conversion expense arising from the exchange of convertible notes.

Net income from continuing operations was $393.3 million in the nine months ended September 30, 2026, compared with net income of $278.6 million in the comparative period in 2025. The change in net income was primarily due to the decrease in loss from operations from $361.7 million to $253.5 million, reflecting the continuing expansion of our Nebius AI cloud business, as well as the higher gain from the revaluation of our investment in ClickHouse and increases in other income, net and interest income, partially offset by an increase in interest expense from $19.5 million to $295.3 million, and $49.5 million in induced conversion expense arising from the exchange of convertible notes.

Revenues

The table below presents information about revenues by operating segment:

	Three months ended September 30,		YoY growth	Nine months ended September 30,		YoY growth
	2025	2026	2025 to 2026	2025	2026	2025 to 2026

	(in millions of U.S. dollars)		(%)	(in millions of U.S. dollars)		(%)
Nebius AI cloud	131.1	973.8	643%	266.2	1,938.4	628%
Avride	0.2	1.3	550%	0.6	3.2	433%
TripleTen	16.2	9.0	(44)%	39.0	30.6	(22)%
Total segment revenues	147.5	984.1	567%	305.8	1,972.2	545%
Eliminations	(1.4)	(3.3)	136%	(3.7)	(10.1)	173%
Total revenues	146.1	980.8	571%	302.1	1,962.1	549%

Eliminations represent the elimination of transactions between the operating segments, including use of our Nebius cloud platform by other segments within the Group.

Revenues by operating segment:

Total revenues increased by $834.7 million, or 571%, from $146.1 million in the third quarter of 2025 to $980.8 million in the third quarter of 2026. Total revenues increased by $1,660.0 million, or 549%, from $302.1 million in the nine months ended September 30, 2025 to $1,962.1 million in the same period in 2026. This increase was predominantly driven by the revenues generated by our Nebius AI cloud business.

Revenues for the Nebius AI cloud business grew by $842.7 million, or 643%, from $131.1 million in the third quarter of 2025 to $973.8 million in the third quarter of 2026. Revenues for the Nebius AI cloud business grew by $1,672.2 million, or 628%, from $266.2 million in the nine months ended September 30, 2025 to $1,938.4 million in the same period in 2026. Growth was driven by capacity scaling and supported by strong pricing and utilization. In addition, Nebius AI cloud revenues included revenue from strategic partnerships of $325.1 million and $409.1 million for the three and nine months ended September 30, 2026, respectively. Although we expect further revenues from strategic partners in future periods, such revenues are by their nature non-recurring and the timing and amounts of such revenues are hard to predict. We had no revenue from partnerships in the corresponding periods of 2025.

Revenues from TripleTen decreased by $7.2 million, or 44%, from $16.2 million in the third quarter of 2025 to $9.0 million in the third quarter of 2026. Revenues from TripleTen decreased by $8.4 million, or 22%, from $39.0 million in the nine months ended September 30, 2025 to $30.6 million in the same period in 2026. The decrease in TripleTen’s revenues was primarily driven by lower U.S. student volumes, reflecting a more selective approach to enrollment as TripleTen prioritized cost efficiency in its U.S. consumer business, partially offset by continued B2C growth in Latin America.

The Avride business had only a limited contribution to the total revenue for the Group.

Operating costs and expenses

Cost of revenues

	Three months ended September 30,		Nine months ended September 30,
	2025	2026	2025	2026

	(in millions of U.S. dollars)		(in millions of U.S. dollars)
Cost of revenues	42.9	219.7	97.7	457.1
as a percentage of revenues	29%	22%	32%	23%
as a percentage of operating expenses	16%	24%	15%	21%

Cost of revenues increased by $176.8 million, or 412%, from $42.9 million in the third quarter of 2025 to $219.7 million in the third quarter of 2026. The increase was primarily driven by the expansion of our Nebius AI cloud business, including a $130.4 million increase of expenses related to co-location arrangements and operating lease agreements as we scaled our infrastructure capacity, a $39.9 million increase in outsourced services and data center utilities, and a $6.5 million increase in other expenses.

Cost of revenues increased by $359.4 million, or 368%, from $97.7 million in the first nine months of 2025 to $457.1 million in the first nine months of 2026. The increase was primarily driven by the expansion of our Nebius AI cloud business, including a $266.8 million increase of expenses related to co-location arrangements and operating lease agreements as we scaled our infrastructure capacity, a $72.4 million increase in outsourced services and data center utilities, and a $20.2 million increase in other expenses.

As a percentage of revenue, cost of revenues was 22% and 23% in the three and nine months ended September 30, 2026, respectively, down from 29% and 32% in the three and nine months ended September 30, 2025, respectively, primarily reflecting operating leverage as we scaled capacity. As a percentage of total operating expenses, cost of revenues increased from 16% and 15% in the three and nine months ended September 30, 2025, respectively, to 24% and 21% in the three and nine months ended September 30, 2026, respectively, reflecting the continued scaling of our infrastructure.

Avride and TripleTen had a limited contribution to the overall increase in cost of revenues.

Product development

	Three months ended September 30,		Nine months ended September 30,
	2025	2026	2025	2026

	(in millions of U.S. dollars)		(in millions of U.S. dollars)
Product development expenses	44.9	118.6	124.2	377.0
as a percentage of operating expenses	16%	13%	19%	17%

Product development expenses increased by $73.7 million, or 164%, from $44.9 million in the third quarter of 2025 to $118.6 million in the third quarter of 2026. The increase was primarily driven by a $38.3 million increase in personnel-related expenses, including salaries and benefits, reflecting increased hiring across our engineering and development teams to build and enhance our product offerings, as well as a $35.4 million increase in share-based compensation expense, primarily reflecting equity awards granted in connection with our acquisition activities and to our growing engineering and development teams.

Product development expenses increased by $252.8 million, or 204%, from $124.2 million in the first nine months of 2025 to $377.0 million in the first nine months of 2026. The increase was primarily driven by $74.9 million of share-based compensation expense and $41.0 million of post-combination compensation expense recognized in the second quarter in connection with the acquisition of MagicByte AI, Inc. (d/b/a Eigen AI Labs) and a further $27.8 million of related share-based compensation expense in the third quarter, as well as an $85.7 million increase in personnel-related expenses, including salaries and benefits, reflecting increased hiring across our engineering and development teams to build and enhance our product offerings.

As a percentage of total operating expenses, product development expenses decreased from 16% to 13% for the three months ended September 30, 2026 compared to the same period in the prior year, and decreased from 19% to 17% for the nine months ended September 30, 2026 compared to the same period in the prior year, reflecting operating leverage as other cost categories, particularly depreciation and infrastructure-related expenses, grew at a faster pace.

Sales, general and administrative

	Three months ended September 30,		Nine months ended September 30,
	2025	2026	2025	2026

	(in millions of U.S. dollars)		(in millions of U.S. dollars)
Sales, general and administrative expenses	89.5	237.4	218.6	555.1
as a percentage of operating expenses	32%	26%	33%	25%

Sales, general and administrative expenses increased by $147.9 million, or 165%, from $89.5 million in the third quarter of 2025 to $237.4 million in the third quarter of 2026. This increase was primarily due to a $58.5 million increase in personnel-related expenses, primarily reflecting higher salary expense and other employee-related expenses associated with increased headcount, a $35.4 million increase in outsourced services, including $28.2 million of platform integration services provided by a third-party partner, a $20.5 million increase in taxes other than income tax, an $11.5 million increase in consulting, legal and other professional fees primarily incurred in connection with financing transactions, and a $22.0 million increase in other expenses.

Sales, general and administrative expenses increased by $336.5 million, or 154%, from $218.6 million in the first nine months of 2025 to $555.1 million in the first nine months of 2026. This increase was primarily due to a $131.4 million increase in personnel-related expenses, primarily reflecting higher salary expense and other employee-related expenses associated with increased headcount, a $65.1 million increase in consulting, legal and other professional fees primarily incurred in connection with acquisition-related activities and financing transactions, a $47.4 million increase in taxes other than income tax, a $43.9 million increase in outsourced services, including $28.2 million of platform integration services provided by a third-party partner, a $15.0 million increase in share-based compensation expenses allocated to personnel engaged in sales, general and administrative activities, and a $33.7 million increase in other expenses.

As a percentage of total operating expenses, sales, general and administrative expenses decreased from 32% and 33% for the three and nine months ended September 30, 2025, respectively, to 26% and 25% for the three and nine months ended September 30, 2026, respectively, reflecting operating leverage as other cost categories, particularly depreciation and infrastructure-related expenses, grew at a faster pace.

Depreciation and amortization

	Three months ended September 30,		Nine months ended September 30,
	2025	2026	2025	2026

	(in millions of U.S. dollars)		(in millions of U.S. dollars)
Depreciation and amortization expenses	99.0	354.7	223.3	826.4
as a percentage of operating expenses	36%	38%	34%	37%

Depreciation and amortization expenses increased by $255.7 million, or 258%, from $99.0 million in the third quarter of 2025 to $354.7 million in the third quarter of 2026, and by $603.1 million, or 270%, from $223.3 million in the nine months ended September 30, 2025 to $826.4 million in the comparative period of 2026. The increase in both periods was primarily driven by the continued investments in acquisition of GPUs and related data center hardware supporting the expansion of the Nebius AI cloud business, as well as investments in greenfield data center facilities. Starting in the first quarter of 2026, we revised the useful lives of our server and network equipment from four years to five years to reflect usage patterns and current utilization commitments. The change in accounting estimate has been applied prospectively from 2026 and partially offset the increase in depreciation expense during the period.

Share-based compensation

	Three months ended September 30,		Nine months ended September 30,
	2025	2026	2025	2026

	(in millions of U.S. dollars)		(in millions of U.S. dollars)
Share‑based compensation expense included within:
Cost of revenues	0.1	0.4	0.4	1.6
Product development	3.0	38.4	12.6	134.6
Sales, general and administrative expenses	23.0	19.9	45.3	60.3
Total share‑based compensation expense	26.1	58.7	58.3	196.5
as a percentage of operating expenses	9%	6%	9%	9%

Share-based compensation expense increased by $32.6 million, or 125%, from $26.1 million in the third quarter of 2025 to $58.7 million in the third quarter of 2026. Share-based compensation expense increased by $138.2 million, or 237%, from $58.3 million in the nine months ended September 30, 2025 to $196.5 million in the nine months ended September 30, 2026. The increase in both periods was primarily driven by expense of $35.4 million and $121.9 million in the three and nine months ended September 30, 2026, respectively, related to equity awards granted in connection with our acquisition activities (Note 3), as well as new RSU grants with higher grant date fair values.

Interest income

Interest income increased by $24.0 million, or 387%, from $6.2 million in the third quarter of 2025 to $30.2 million in the third quarter of 2026. Interest income increased by $50.2 million, or 274%, from $18.3 million in the nine months ended September 30, 2025 to $68.5 million in the nine months ended September 30, 2026. The increase in both periods was primarily driven by higher cash balances following funds raised through various debt instruments, a substantial portion of which was invested in highly liquid, interest-bearing financial instruments. In addition, interest income in the third quarter and the nine months ended September 30, 2026 included $4.4 million of interest on notes receivable (Note 4).

Interest expense

Interest expense was $14.7 million and $112.5 million in the third quarter of 2025 and 2026, respectively. Interest expense was $19.5 million and $295.3 million in the nine months ended September 30, 2025 and 2026, respectively. The increase in both periods was primarily driven by interest on our debt, mainly the convertible notes issued in June 2025, September 2025, March 2026 and August 2026 and the Term Loan Facility entered into in July 2026, which amounted to $53.8 million and $160.3 million in the three and nine months ended September 30, 2026, respectively, net of capitalized interest of $91.9 million and $151.5 million related to the construction of data centers and the purchase of related equipment. Interest expense also included $58.7 million and $135.0 million in the three and nine months ended September 30, 2026, respectively, of interest on advances received from major customers and on equipment received in advance from suppliers under deferred payment arrangements.

See Note 12 — “Debt” of our unaudited condensed consolidated financial statements included elsewhere in this Report on Form 6-K.

Gain from revaluation of investments in equity securities

Gain from revaluation of investments in equity securities was $780.6 million in the nine months ended September 30, 2026, attributable to the remeasurement of our investments in ClickHouse Inc. based on observable price changes from ClickHouse’s January 2026 Series D preferred stock financing, which raised $400 million at a reported valuation of approximately $15 billion.

Gain from revaluation of investments in equity securities was $597.4 million in the nine months ended September 30, 2025, attributable to the remeasurement of our investments in ClickHouse based on observable price changes from ClickHouse’s May 2025 Series C convertible preferred stock financing. Each financing represented an orderly transaction involving equity securities of the same issuer that are similar to our investment.

See Note 5 — “Investments in equity securities and equity method investments” of our unaudited condensed consolidated financial statements included elsewhere in this Report on Form 6-K.

Income / (loss) from equity method investments

Loss from equity method investments was $2.8 million in the three months ended September 30, 2026, compared to a loss of $7.5 million in the comparative period of 2025. The loss in the third quarter of 2026 reflected our share of losses in Toloka. Income from equity method investments was $2.3 million in the nine months ended September 30, 2026, compared to a loss of $13.7 million in the comparative period of 2025. The income in the nine-month period primarily reflected a gain from the revaluation of our investment in a venture capital fund, partially offset by our share of losses in Toloka, which was deconsolidated in the second quarter of 2025 and has subsequently been accounted for under the equity method.

See Note 5 — “Investments in equity securities and equity method investments” of our unaudited condensed consolidated financial statements included elsewhere in this Report on Form 6-K.

Induced conversion expense

Induced conversion expense of $49.5 million in the three and nine months ended September 30, 2026 relates to the exchange of a portion of our convertible notes for ordinary shares in August 2026. The expense represents the excess of the fair value of the consideration transferred in the exchange over the fair value of the shares issuable under the original conversion terms. There was no comparable expense in 2025.

See Note 12 — “Debt” of our unaudited condensed consolidated financial statements included elsewhere in this Report on Form 6-K.

Other income, net

The following table presents the components of other income, net in absolute terms for the periods presented:

	Three months ended September 30,		Nine months ended September 30,
	2025	2026	2025	2026

	(in millions of U.S. dollars)		(in millions of U.S. dollars)
Gain from investments in money market funds	12.0	45.9	33.9	124.6
Foreign currency exchange gain / (loss), net	14.2	(26.0)	25.0	(3.2)
Other income / (loss), net	0.1	1.6	0.3	1.5
Total other income, net	26.3	21.5	59.2	122.9

Other income, net was $26.3 million and $21.5 million for the three months ended September 30, 2025 and 2026, respectively. Other income, net was $59.2 million and $122.9 million for the nine months ended September 30, 2025 and 2026, respectively. The decrease in the three months ended September 30, 2026 was primarily due to foreign currency exchange losses compared to gains in the same period of 2025, partially offset by higher gains from investments in money market funds. The increase in the nine months ended September 30, 2026 was primarily due to higher gains from investments in money market funds resulting from higher average balances invested in such funds, partially offset by foreign currency exchange losses compared to gains in the same period of 2025.

The functional currency of Nebius Group N.V. is the U.S. dollar, which is also the Group’s reporting currency. Foreign exchange gains and losses reflect changes in the U.S. dollar value of the Group’s monetary assets and liabilities denominated in foreign currencies (primarily the euro), as well as remeasurement effects in subsidiaries with non-U.S. dollar functional currencies.

Adjusted EBITDA / (loss) by operating segments

Our management uses Adjusted EBITDA / (loss) as a financial measure of performance of our businesses. Adjusted EBITDA / (loss) means U.S. GAAP net income / (loss) from continuing operations before (1) depreciation and amortization, (2) share-based compensation expense, (3) acquisition and other corporate transaction-related costs, (4) interest income, (5) interest expense, (6) income / (loss) from equity method investments, (7) gain from revaluation of investments in equity securities, (8) other income / (loss), net, (9) induced conversion expense, and (10) income tax expense / (benefit). For a reconciliation between net income / (loss) and adjusted EBITDA / (loss) see Note 15 — “Information about segments & geographic areas” of our unaudited condensed consolidated financial statements included elsewhere in this Report on Form 6-K.

The table below presents information about the Adjusted EBITDA / (loss) of the operating segments:

	Three months ended September 30,		Nine months ended September 30,
	2025	2026	2025	2026

	(in millions of U.S. dollars)		(in millions of U.S. dollars)
Nebius AI cloud	25.1	518.2	7.2	977.9
Avride	(20.8)	(45.5)	(55.0)	(119.7)
TripleTen	(9.5)	(6.9)	(32.1)	(26.7)
Total adjusted EBITDA / (loss)	(5.2)	465.8	(79.9)	831.5

Adjusted EBITDA / (loss) by operating segments:

Total Adjusted EBITDA / (loss) for the Group improved by $471.0 million in the third quarter of 2026 compared to the same period of 2025. Total Adjusted EBITDA / (loss) for the Group improved by $911.4 million in the nine months ended September 30, 2026, compared to the same period of 2025. These improvements were primarily due to the increase in revenues, partially offset by growth in cost of revenues, which increased from $42.9 million to $219.7 million in the three months and from $97.7 million to $457.1 million in the nine months ended September 30, 2026 compared to the same period of 2025, representing direct costs of our data center facilities, as well as an increase in other operating expense categories.

Adjusted EBITDA for the Nebius AI cloud business increased by $493.1 million and $970.7 million in the three months and nine months ended September 30, 2026, respectively, compared to the same periods of 2025. These significant improvements were primarily attributable to a more than sevenfold increase in revenue in both periods, partially offset by corresponding increases in significant segment expenses, including employee compensation expenses, which increased from $49.5 million to $135.1 million in the third quarter and from $132.6 million to $357.4 million in the nine months ended September 30, 2026 compared to the same periods of 2025, and other costs and expenses, which increased from $56.5 million to $320.5 million in the third quarter and from $126.4 million to $603.1 million in the nine months ended September 30, 2026 compared to the same periods of 2025, primarily reflecting higher cost of revenues associated with the rapid scaling of our AI cloud infrastructure and business expansion. Other costs and expenses consist primarily of costs associated with the operation and co-location of data center facilities, as well as marketing and advertising costs and allocated office utility costs.

Adjusted EBITDA loss of Avride increased by $24.7 million and $64.7 million in the three months and nine months ended September 30, 2026, respectively, compared to the same periods of 2025. The increase was primarily due to higher significant segment expenses, including employee compensation expenses, which increased from $13.4 million to $24.1 million in the third quarter and from $38.0 million to $67.1 million in the nine months ended September 30, 2026 compared to the same periods of 2025, and other costs and expenses, which increased from $7.6 million to $22.7 million in the third quarter and from $17.6 million to $55.8 million in the nine months ended September 30, 2026 compared to the same periods of 2025, associated with the rapid scaling of the autonomous vehicle fleet and business expansion.

Adjusted EBITDA loss for TripleTen decreased by $2.6 million and $5.4 million in the three and nine months ended September 30, 2026, respectively, compared to the same periods of 2025.

Liquidity and Capital Resources

The Group’s principal sources of liquidity to date have been a combination of equity-linked and debt financing, including convertible notes issued in June 2025, September 2025, March 2026 and August 2026, a senior secured Term Loan Facility entered into in July 2026, a public equity offering completed in September 2025, advances received under strategic customer contracts, an equity investment from NVIDIA Corporation and proceeds from sale of shares under the Group’s at-the-market equity program in the second and third quarters of 2026.

As of September 30, 2026, $7,425.6 million was recorded in cash and cash equivalents. Cash equivalents mainly consist of bank deposits with original maturities of three months or less and investments in money market funds.

The Group’s main cash outflows are as follows: acquisitions of server and infrastructure equipment, investments in construction of new capacities at our greenfield data centers (including land acquisition), in build-to-suit facilities, lease payments for co-location agreements and other general corporate activities. Our businesses expect to fund their operations, to the extent required, through debt or equity financing, as well as operating cash flow.

Cash Flows

Set out below is a summary of cash flows from continuing operations for the nine months ended September 30, 2025 and 2026.

	Nine months ended September 30,
	2025	2026

	(in millions of U.S. dollars)
Net cash provided by / (used in) operating activities	(432.4)	4,231.1
Net cash used in investing activities	(2,098.2)	(15,924.0)
Net cash provided by financing activities	5,019.1	16,618.0

Cash flows provided by / (used in) operating activities

Net cash provided by operating activities was $4,231.1 million for the nine months ended September 30, 2026. The increase was primarily driven by advance payments received from customers, resulting in an increase in deferred revenue of $7,829.0 million, partially offset by an increase in accounts receivable of $3,333.9 million and increases in other assets and prepaid expenses.

Net cash used in operating activities in the nine months ended September 30, 2025 was $432.4 million. Changes in operating assets and liabilities resulted in a net cash outflow of $424.1 million, primarily driven by increases in other assets, VAT reclaimable and accounts receivable, and a decrease in accounts payable, accrued and other liabilities and non-income taxes payable.

Cash flows used in investing activities

Net cash used in investing activities in the nine months ended September 30, 2026 was $15,924.0 million and consisted primarily of the purchases of property and equipment and intangible assets related to our Nebius AI cloud business in the amount of $15,430.7 million, $348.6 million of advances under notes receivable, as well as $251.6 million of consideration paid for the acquisitions of Tavily, ClarifAI and Eigen AI, net of cash acquired, partially offset by proceeds from maturity of term deposits in the amount of $75.0 million.

Net cash used in investing activities in the nine months ended September 30, 2025 was $2,098.2 million and consisted primarily of the purchases of property and equipment and intangible assets related to our Nebius AI cloud business in the amount of $2,010.0 million, as well as $50.0 million of investments in non-marketable equity securities and $42.7 million of investment in Toloka, net of cash of discontinued operations sold.

The table below presents information about our capital expenditures:

	Nine months ended September 30,
	2025	2026

	(in millions of U.S. dollars)
Purchases of property and equipment and intangible assets	(2,010.0)	(15,430.7)

Purchases of property and equipment and intangible assets relate primarily to our investments in GPUs and GPU-related hardware, and our data center expansion activities. We substantially increased the pace of our investments in this area during the period to support the growth of our Nebius AI cloud business.

Cash flows provided by financing activities

Net cash provided by financing activities in the nine months ended September 30, 2026 was $16,618.0 million, primarily consisting of aggregate gross proceeds of $10,087.5 million from the issuance of convertible notes in March 2026 and August 2026, $3,908.5 million in proceeds from the sale of treasury shares, $2,000.0 million in proceeds from the issuance of prefunded warrants and $773.3 million of borrowings under the Term Loan Facility, partially offset by $115.7 million of convertible notes issuance costs and $48.8 million of treasury shares issuance costs.

Net cash provided by financing activities in the nine months ended September 30, 2025 was $5,019.1 million, primarily consisting of $4,162.5 million in gross proceeds from the issuance of convertible notes in June 2025 and September 2025 and $1,150.0 million in proceeds from the sale of treasury shares, partially offset by $89.3 million of convertible notes issuance costs, $23.8 million of treasury shares issuance costs and the payment of Dutch dividend withholding tax of $181.5 million. Refer to our 2025 Annual Report on Form 20-F for further details regarding this payment.

Contractual Obligations

Our significant contractual obligations as of September 30, 2026 consisted of:

●	our convertible notes and Term Loan Facility that are included in our unaudited condensed consolidated balance sheet and the related periodic interest payments;
●	lease liabilities that are included in our unaudited condensed consolidated balance sheet;
●	lease commitments that have not yet commenced; and
●	other contractual commitments associated with agreements that are enforceable and legally binding, such as routine commitments for the purchase of goods or services entered into in the ordinary course of business including the purchase of technology equipment and enterprise software and service arrangements.

Our material cash requirements as of September 30, 2026 were as follows:

	Next 12 months	Beyond 12 months

	(in millions of U.S. dollars)
Operating leases	572.7	12,669.9
Convertible notes	260.0	17,087.4
Term Loan Facility	210.3	645.6
Purchase commitments	242.5	2,489.0
Total	1,285.5	32,891.9

Operating leases

The amounts presented for operating leases represent undiscounted contractual lease payments and also include amounts related to leases, primarily for data center facilities, that had been executed but had not commenced as of September 30, 2026. The timing of the related payments depends on the completion and commencement dates of the underlying facilities. We expect the lease payments associated with our data center facilities to be funded primarily through operating cash flows generated under the related customer arrangements. The principal uncertainty relates to the commencement and payment timing of leases that have not yet commenced, which depends on factors including construction progress, permitting, power availability and facility commissioning.

Convertible notes

The amounts presented for convertible notes represent the sum of accreted principal payable at maturity, assuming the notes are not converted, redeemed or repurchased before maturity, and contractual coupon interest payable semi-annually in accordance with the terms of the relevant notes. Based on the anticipated medium- and long-term performance of the Group’s share price relative to the applicable conversion prices, the Group currently expects that a significant portion of the notes may be converted into the Group’s Class A ordinary shares rather than settled in cash. However, the ultimate amount and timing of cash required to settle the convertible notes will depend primarily on our future share price, satisfaction of the applicable conversion conditions and noteholder conversion elections.

Term Loan Facility

The amounts presented for the Term Loan Facility represent scheduled principal repayments, made in monthly installments through the final installment due on October 15, 2030, and interest payable monthly at one-month CME Term SOFR plus an applicable margin of 2.50%. We expect the scheduled principal and interest payments under the Term Loan Facility to be funded primarily through operating cash flows generated from operations, and existing cash and cash equivalents. The principal uncertainties relate to our ability to remain in compliance with the financial covenants under the Term Loan Facility, including a minimum debt service coverage ratio and a minimum liquidity requirement, a breach of which could accelerate repayment, and to any voluntary prepayments, which we may make without premium or penalty other than customary breakage costs.

Purchase commitments

The amounts presented as purchase commitments represent the remaining unpaid amounts under noncancelable purchase arrangements as of September 30, 2026. Purchase orders for server and network equipment are generally placed shortly before the related systems are scheduled for final assembly or deployment, and a substantial portion of the purchase price is generally paid in advance; amounts already paid are recorded as prepayments and do not represent future cash requirements. The amount and timing of the Group’s equipment and infrastructure purchases and related capital expenditures depend on the pace of server deployments and data center construction and commissioning, the availability and delivery timing of GPUs and other equipment, customer demand, power availability, vendor and equipment pricing, tariffs, export controls and other supply-chain conditions, and the Group’s ability to access financing on acceptable terms. The Group expects to fund these requirements using existing cash and cash equivalents, cash generated from operations, including customer advances and, as appropriate, additional debt or equity financing.

See Note 8 — “Leases”, Note 11 — “Commitments and contingencies” and Note 12 — “Debt” of our unaudited condensed consolidated financial statements included elsewhere in this Report on Form 6-K.